August 26, 2010

Via Facsimile and U.S. Mail

Kevin L. Vaughn, Accounting Branch Chief
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           PhotoMedex, Inc. - Item 4.01 Form 8-K, Filed August 18, 2010, File No. 0-11635

Dear Mr. Vaughn:

We are in receipt of your correspondence, dated August 19, 2010; received via facsimile on August 23, 2010 and are in the process of filing a Form 8-K/A to amend our disclosure to conform with Item 304(a)(I)(ii) of Regulation S-K.  An updated Exhibit 16 letter from our certifying accountant will be included with the Form 8-K/A filing.

As per instructions in your correspondence, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or have any further questions with respect to either the initial filing or the subsequent Amendment, please do not hesitate to contact me.

Best Regards,

/s/ Christina L. Allgeier

Christina L. Allgeier
Chief Financial Officer

CLA/mg

cc:  David Burton, Staff Accountant